FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

September 9, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix Reports First Quarter Fiscal Year 2005 Financial Results

Name Change to MIGENIX Inc. Reflects Transformation

Vancouver, BC, CANADA and San Diego, CA, USA - September 9, 2004 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF) reports financial results for the first quarter of Fiscal 2005 ended July 31, 2004:

Update on Programs and Activities

Annual General Meeting: Yesterday, at the company’s annual general meeting, approval was received for a corporate name change. The company’s new name will be MIGENIX Inc. and TSX approval will be sought for a new stock symbol.  All nominees for directors were elected, members of the board of directors are: Michael Abrams, Ph.D., Jim DeMesa, M.D., Alistair Duncan, CA, Steve Gillis, Ph.D., Colin Mallet, Walter Moos, Ph.D., Bob Rieder and David Scott. All other resolutions were approved by shareholders.

MitoKor Acquisition: Subsequent to the quarter end, Micrologix was issued a Permit from the Department of Corporations of the State of California to proceed with the acquisition of MitoKor, Inc. pursuant to a public fairness hearing.  On August 31, 2004 the acquisition was completed. This merger produces a company with multiple product opportunities, including several potential blockbusters, in two significant areas of medicine – infectious and degenerative diseases.

MBI-3253 (treatment of chronic Hepatitis C Virus infections): A clinical trial application (“CTA”) was submitted to Health Canada to begin a Phase IIa clinical study with MBI-3253 (celgosivir), an oral first-in-class therapy in clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.  Subsequent to the quarter end, on September 7, 2004, the CTA was approved. Study site selection has been completed, with the study expected to begin enrolling patients within the next few weeks and results expected in the second quarter of calendar 2005.

MITO-4509 (Alzheimer’s Disease):  MITO-4509 is an orally-administered drug candidate from the MitoKor portfolio which has demonstrated activity in animal models of Alzheimer’s disease, and was well tolerated in a Phase I human clinical trial. Planning and manufacturing activities are underway to advance MITO-4509 into Phase II clinical development.

MBI-226 (prevention of catheter-related infections): On June 3, 2004 Micrologix entered into a 60-day exclusive negotiation period to license MBI-226 and on August 2, 2004 Micrologix entered into a Collaboration and License Agreement for the development and commercialization of MBI-226 with Strata Pharmaceuticals, Inc., (“Strata”). Under the terms of the agreement Strata have the exclusive rights to market and sell MBI-226 in North America and Europe. In exchange for these rights, Micrologix received $2.65 million in up-front payments comprised of a $2.0 million (US$1.5 million) up-front license fee and a $650,000 (US$500,000) equity investment in Micrologix common shares at a premium to market ($1.08 per common share). Additionally Micrologix can receive up to $40 million (US$30 million) in development and commercialization milestone payments; and a double-digit royalty on net sales. Strata will fund the clinical, regulatory, and commercialization costs related to MBI-226 and will assume responsibility for manufacturing. Strata is seeking a Special Protocol Assessment (SPA) from the US FDA for a confirmatory Phase III human clinical study, which is expected to be initiated in the first half of calendar 2005. In addition, the option to submit a New Drug Application (NDA) based solely on data from the first Phase III study will be reviewed.

MBI-594AN (treatment of acne): Discussions, negotiations, and due diligence activities with potential partners are ongoing. The Company is targeting a license agreement before the end of calendar 2004.

MBI-2401 (treatment of serious, hospital-acquired, Gram-positive infections): During Q1/05 activities in this program focused on manufacturing process development in preparation for formal non-clinical studies. As a result of its program prioritization process the Company will be delaying some, but not all, MBI-2401 development activities in order to focus resources on more advanced programs (MBI-3253 and MITO-4509).

Micrologix Biotech Inc.

September 9, 2004

Other Preclinical Programs: Lead identification and optimization work on the Company’s preclinical HCV compounds is ongoing. Work on the preclinical Hepatitis B Virus compounds is proceeding at this time utilizing government sponsored National Institutes of Health (NIH) testing services with minimal internal resources.  MITO-4042 for arthritis is undergoing testing and evaluation in animal models.  MITO-4565 for retinitis pigmentosa is being tested through the Foundation Fighting Blindness.

Financial Results

The loss for the three months ended July 31, 2004 (“Q1/05”) was $3.1 million ($0.06 per common share) compared with a loss of $3.2 million ($0.07 per common share) for the same period last year (“Q1/04”) and a loss of $3.8 million ($0.07 per common share) for the preceding quarter (“Q4/04”).  The decrease in the loss in Q1/05 compared with Q4/04 is principally attributable to the write-down of intangibles of $0.9 million in Q4/04.

Licensing revenues for Q1/05 were $nil (Q1/04: $0.1 million; Q4/04: $nil). As a result of the license agreement entered into in August 2004 with Strata Pharmaceuticals, Inc. the Company will record $2.1 million in licensing revenue during the quarter ending October 31, 2004.

Research and development expenses were $2.2 million in Q1/05 (Q1/04: $3.5 million; Q4/04: $1.9 million).  The decrease in research and development expenses in Q1/05 compared with Q1/04 is due to a decrease in clinical development costs for the MBI-226 program (Phase III trial completed in Q1/04) and the MBI-594AN program (Phase IIb trial completed in Q2/04).  Total clinical development costs for MBI 226 were $nil in Q1/05 (Q1/04: $1.0 million; Q4/04: $0.1 million).  The Q1/05 decrease was slightly offset by costs incurred in preparation for initiating a Phase II trial on MBI-3253 before the end of calendar 2004 and manufacturing process development activities in the MBI-2401 program during the quarter.

General and corporate expenses for Q1/05 were $0.9 million (Q1/04: $1.0 million; Q4/04: $1.0 million).

Interest income for Q1/05 was $0.1 million (Q1/04: $0.2 million; Q4/04: $0.1 million). The decrease in Q1/05 as compared to Q1/04 is primarily due to lower average cash, cash equivalent and short-term investment balances. The Company had a nominal foreign exchange gain in Q1/05 (loss of $0.1 million in Q1/04; nominal gain in Q4/04).

At July 31/04, Micrologix had $18.8 million in cash, cash equivalents and short-term investments (July 31/03: $22.5 million; April 30/04: $21.7 million) and the Company’s net working capital was $15.8 million (April 30, 2004: $19.1 million), a decrease of $3.3 million from April 30, 2004.  This decrease is primarily attributable to the Q1/05 loss. Subsequent to the quarter end, the Company received an additional $2.4 million cash payment as part of the MBI-226 collaboration and license agreement with Strata Pharmaceuticals. The Company’s projected annual burn rate for Fiscal 2005 is between $11 million and $13 million, inclusive of the recently acquired MitoKor operations.

There are currently 60,828,376 (July 31, 2004: 54,822,401; April 30, 2004: 54,820,901) common shares outstanding and 14,600,000 (July 31, 2004 and April 30, 2004: 10,600,000) preferred shares outstanding.  The preferred shares are convertible or redeemable (conversion or redemption is at the Company’s option) at US$1 per preferred share upon the achievement of specified drug development and other milestones in the Company’s lipopeptide, polyene, celgosivir, HPV and the MitoKor programs.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (September 9, 2004) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-796-7558 (U.S. and Canada) or 416-640-4127 (Toronto area callers).  A replay of this call will be available from September 9, 2004 at 11:00 a.m. ET through September 23, 2004. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21092851.The call will also be web cast at www.mbiotech.com.

Micrologix Biotech Inc.

September 9, 2004

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	July 31, 2004	April 30, 2004
Assets
Cash and cash equivalents	$ 3,793	$ 4,382
Short-term investments	14,985	17,336
Other current assets	348	342
Total current assets	$19,126	$22,060
Long-term investments	1	1
Other assets	600	463
Capital assets	1,336	1,358
Intangible assets	2,232	2,178
Total assets	$23,295	$26,060

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,967	$2,944
Current portion of capital lease obligation	59	58
Deferred revenue	267	-
Total current liabilities	$ 3,293	$ 3,002

Capital lease obligation	53	68
	$ 3,346	$ 3,070

Shareholders’ equity	19,949	22,990
Total liabilities and shareholders’ equity	$23,295	$26,060

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended July 31,
	2004	2003

Revenue
Licensing	$ -	$ 114
Research and development collaboration	-	1,278
	$ -	$ 1,392

Expenses
Research and development	2,191	3,491
General and corporate	911	953
Amortization	154	188
	$3,256	$4,632

Operating loss	$ (3,256)	$ (3,240)
Interest income	112	186
Foreign exchange gain (loss)	6	(100)
Loss for the period	$ (3,138)	$ (3,154)

Deficit, beginning of period	(85,789)	(73,570)
Deficit, end of period	$(88,927)	$(76,724)

Basic and diluted loss per common share	$(0.06)	$(0.07)

Weighted avg. number of common shares outstanding (000’s)	53,635	46,566

Micrologix Biotech Inc.

September 9, 2004

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$(3,138)	$(3,154)
Loss not affecting cash:
Amortization	154	188
Stock-based compensation	96	147
Gain on disposal of assets	-	(1)
Changes in non-cash working capital items relating to operating activities	483	319
Deferred revenue	267	(114)
Cash used in operating activities	$(2,138)	$(2,615)

Cash used in financing activities	$ (13)	$ (7)

Funds from short-term investments	2,248	61
Other asset expenditures	(463)	-
Purchases of capital assets	(123)	(124)
Intangible asset expenditures	(100)	(281)
Proceeds on disposal of capital assets	-	1
Cash provided by (used in) investing activities	$ 1,562	$ (343)

Decrease in cash and cash equivalents	$(589)	$(2,965)
Cash and cash equivalents, beginning of period	4,382	6,172
Cash and cash equivalents, end of period	$ 3,793	$ 3,207

About Micrologix

Micrologix is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the prevention and treatment of major medical diseases and certain conditions with unmet medical need.  With its expertise and experience in product development, the Company is focused on advancing its pipeline of product candidates in the areas of infectious and degenerative diseases. Micrologix is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information about Micrologix is available at www.mbiotech.com.

“Jim DeMesa”

James DeMesa, MD President & CEO

Contacts:

Jonathan Burke Investor & Media Relations Micrologix Biotech Inc. Telephone: 604-221-9666 Ext 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino de Jesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: Strata initiating a Phase III for MBI-226 in the first half of calendar 2005; completing a license agreement for MBI-594AN by the end of calendar 2004; having results of the Phase II trial of MBI-3253 in the first half of calendar 2005; advancing MITO-4509 into Phase II; and the Company’s burn rate for Fiscal 2005 being between $11 million and $13 million. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; future capital needs; uncertainty of future funding; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: September 9, 2004